                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                          ONYX PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                       COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                683399-10-9
                     ----------------------------------
                              (CUSIP Number)

                              JANUARY 18, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alta Partners
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       1,111,111
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    1,111,111
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,111,111
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IA
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alta BioPharma Partners, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       690,651
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    690,651
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     690,651
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     5.09%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     PN
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alta Embarcadero BioPharma, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       26,032
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    26,032
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     26,032
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     0.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Onyx Chase Partners (Alta Bio), LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       394,428
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    394,428
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     394,428
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     2.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alta BioPharma Management, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       690,651
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       420,460
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    690,651
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    420,460
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,111,111
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alta/Chase BioPharma Management, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       394,428
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       716,683
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    394,428
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    716,683
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,111,111
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Jean Deleage
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,111,111
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,111,111
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,111,111
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Garrett Gruener
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,111,111
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,111,111
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,111,111
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Daniel Janney
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,111,111
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,111,111
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,111,111
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alix Marduel
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,111,111
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,111,111
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,111,111
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Guy Nohra
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,111,111
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,111,111
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,111,111
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 683399-10-9
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Marino Polestra
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,111,111
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,111,111
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,111,111
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

ITEM 1.

    (a)   Name of Issuer

          Onyx Pharmaceuticals, Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices

          3031 Research Drive, Richmond, CA 94006
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing

          Alta Partners; Alta BioPharma Partners, L.P.; Alta Embarcadero BioPharma, LLC; Alta BioPharma Management, LLC; Onyx Chase Partners (Alta Bio), LLC; Alta/Chase BioPharma Management, LLC; Jean Deleage; Garrett Gruener; Daniel Janney; Alix Marduel; Guy Nohra;
          Marino Polestra
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence

          The business address of all persons jointly filing this Schedule 13G is: One Embarcadero Center, Suite 4050, San Francisco, CA 94111
          ---------------------------------------------------------------------
    (c)   Citizenship

          See Item 4. of Cover Pages
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities

          Common Stock, par value $0.001 per share
          ---------------------------------------------------------------------
    (e)   CUSIP Number

          683399-10-9
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:

          1,111,111: See Item 9 of Cover Pages for details as to each person filing this Schedule 13G.
    ---------------------------------------------------------------------------

    (b) Percent of class:

          8.2%: See Item 11 of Cover Pages for details as to each person filing this Schedule 13G.
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

              See Item 5 of Cover Pages for details as to each person
              filing this Schedule 13G.
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote

              See Item 6 of Cover Pages for details as to each person
              filing this Schedule 13G.
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of

              See Item 7 of Cover Pages for details as to each person
              filing this Schedule 13G.
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of

              See Item 8 of Cover Pages for details as to each person
              filing this Schedule 13G.
              -----------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    This Statement is being filed jointly by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), and Alta Embarcadero BioPharma, LLC, a California limited liability company ("Embarcadero LLC"), and Onyx Chase Partners (Alta Bio), LLC, a Delaware LLC ("Onyx Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing director of Onyx Chase Partners (Alta Bio), LLC and by Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Onyx Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix Marduel, Guy Nohra and Marino Polestra are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners (the "Partners"). By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

    Not Applicable

ITEM 10. CERTIFICATION

    (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    (b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 27, 2000

Alta Partners                          Alta BioPharma Partners, L.P.


By:      /s/ Eileen McCarthy           By:  Alta BioPharma Management, LLC
    --------------------------------        Its General Partner
    Eileen McCarthy, Vice President


Alta BioPharma Management, LLC         By:      /s/ Eileen McCarthy
                                           --------------------------------
                                           Eileen McCarthy, Member


By:      /s/ Eileen McCarthy           Onyx Chase Partners (Alta Bio), LLC
    --------------------------------
    Eileen McCarthy, Member
                                       By:  Alta/Chase BioPharma Management, LLC
                                            Its Managing Member
Alta/Chase BioPharma Management, LLC


By:      /s/ Eileen McCarthy           By:      /s/ Eileen McCarthy
    --------------------------------       --------------------------------
    Eileen McCarthy, Member                Eileen McCarthy, Member


Alta Embarcadero BioPharma, LLC


By:      /s/ Eileen McCarthy
    --------------------------------
    Eileen McCarthy, Member



         /s/ Jean Deleage                       /s/ Guy Nohra
------------------------------------   ------------------------------------
Jean Deleage                           Guy Nohra


         /s/ Garrett Gruener                    /s/ Marino Polestra
------------------------------------   ------------------------------------
Garrett Gruener                        Marino Polestra


         /s/ Daniel Janney                      /s/ Alix Marduel
------------------------------------   ------------------------------------
Daniel Janney                          Alix Marduel

                                    EXHIBIT A

                             JOINT FILING STATEMENT

         We, the undersigned, hereby express our agreement that the attached
Schedule 13D is filed on behalf of each of us.

Date:  January 27, 2000

Alta Partners                          Alta BioPharma Partners, L.P.


By:      /s/ Eileen McCarthy           By:  Alta BioPharma Management, LLC
    --------------------------------        Its General Partner
    Eileen McCarthy, Vice President


Alta BioPharma Management, LLC         By:      /s/ Eileen McCarthy
                                           --------------------------------
                                           Eileen McCarthy, Member

By:      /s/ Eileen McCarthy           Onyx Chase Partners (Alta Bio), LLC
    --------------------------------
    Eileen McCarthy, Member
                                       By:  Alta/Chase BioPharma Management, LLC
                                            Its Managing Member
Alta/Chase BioPharma Management, LLC


By:      /s/ Eileen McCarthy           By:      /s/ Eileen McCarthy
    --------------------------------       --------------------------------
    Eileen McCarthy, Member                Eileen McCarthy, Member


Alta Embarcadero BioPharma, LLC

By:      /s/ Eileen McCarthy
    --------------------------------
    Eileen McCarthy, Member



         /s/ Jean Deleage                       /s/ Guy Nohra
------------------------------------   ------------------------------------
Jean Deleage                           Guy Nohra


         /s/ Garrett Gruener                    /s/ Marino Polestra
------------------------------------   ------------------------------------
Garrett Gruener                        Marino Polestra


         /s/ Daniel Janney                      /s/ Alix Marduel
------------------------------------   ------------------------------------
Daniel Janney                          Alix Marduel

                                    EXHIBIT B


                           ONYX PHARMACEUTICALS, INC.

                            STOCK PURCHASE AGREEMENT

                                JANUARY 18, 2000

SECTION 1.        AUTHORIZATION OF SALE OF THE SECURITIES..................................1

SECTION 2.        AGREEMENT TO SELL AND PURCHASE THE SHARES................................1

        2.1       Sale of Shares...........................................................1

SECTION 3.        CLOSING AND DELIVERY.....................................................1

        3.1       Closing..................................................................1

        3.2       Delivery of the Shares...................................................1

SECTION 4.        REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.................2

        4.1       Organization and Qualification...........................................2

        4.2       Due Execution, Delivery and Performance of the Documents.................2

        4.3       No Conflicts.............................................................2

        4.4       Governmental Consents....................................................3

        4.5       Issuance and Sale of the Shares..........................................3

        4.6       SEC Reports..............................................................3

        4.7       No Material Change.......................................................4

        4.8       Capitalization...........................................................4

        4.9       Nasdaq Market............................................................4

        4.10      Absence of Litigation....................................................4

        4.11      Intangible Rights........................................................4

        4.12      Legal Compliance.........................................................5

        4.13      Certain Agreements.......................................................5

        4.14      Securities Act Exemption.................................................5

        4.15      Brokers..................................................................5

        4.16      No Preemptive Rights.....................................................5

SECTION 5.        REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER...............6

        5.1       Authority, Approval and Enforceability...................................6

        5.2       Investment Representations...............................................6

SECTION 6.        SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS...................7

SECTION 7.        CONDITIONS TO COMPANY'S OBLIGATIONS AT THE CLOSING.......................7

        7.1       Representations and Warranties Correct...................................8

        7.2       Covenants Performed......................................................8

        7.3       Qualifications...........................................................8

        7.4       Legal Investment.........................................................8

                                       i

SECTION 8.        CONDITIONS TO PURCHASERS' OBLIGATIONS AT THE CLOSING.....................8

        8.1       Representations and Warranties Correct...................................8

        8.2       Legal Opinion............................................................8

        8.3       Covenants Performed......................................................8

        8.4       Qualifications...........................................................8

        8.5       Legal Investment.........................................................9

        8.6       Compliance Certificate...................................................9

SECTION 9.        REGISTRATION OF THE SHARES; COMPLIANCE WITH THE SECURITIES ACT...........9

        9.1       Definitions..............................................................9

        9.2       Registration Procedures and Expenses.....................................9

        9.3       Piggyback Registrations.................................................11

        9.4       Indemnification.........................................................12

        9.5       Transfer of Shares After Registration; Notice...........................13

        9.6       Reporting Requirements..................................................14

        9.8       Termination of Obligations..............................................14

        9.9       Assignability of Registration Rights....................................14

SECTION 10.       BROKER'S FEE............................................................14

SECTION 11.       NOTICES.................................................................15

SECTION 12.       MISCELLANEOUS...........................................................15

        12.1      Waivers and Amendments..................................................15

        12.2      Headings................................................................15

        12.3      Severability............................................................15

        12.4      Governing Law...........................................................15

        12.5      Counterparts............................................................15

        12.6      Successors and Assigns..................................................16

        12.7      Expenses................................................................16

        12.8      Entire Agreement........................................................16

        12.9      Publicity...............................................................16

    12.10     WAIVER OF CONFLICTS.........................................................16

                           ONYX PHARMACEUTICALS, INC.

                            STOCK PURCHASE AGREEMENT

         THIS AGREEMENT ("Agreement") is made as of the 18th day of January, 2000 (the "Effective Date"), by and among ONYX PHARMACEUTICALS, INC., a Delaware corporation (the "Company"), and each of those persons and entities, severally and not jointly, set forth on the Schedule of Purchasers attached as EXHIBIT A hereto (which persons and entities are hereinafter collectively referred to herein as "Purchasers" and each individually as a "Purchaser").

                                    AGREEMENT

         In consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and each Purchaser (severally and not jointly) hereby agree as follows:

SECTION 1. AUTHORIZATION OF SALE OF THE SECURITIES. Subject to the terms and conditions of this Agreement, the Company has or before the Closing (as defined below) will have authorized the sale and issuance of up to 2,000,000 shares of the Company's Common Stock, $0.001 par value (the "Shares").

SECTION 2.   AGREEMENT TO SELL AND PURCHASE THE SHARES.

         2.1 SALE OF SHARES. At the Closing (as defined in Section 3), the Company shall issue and sell to each Purchaser, severally and not jointly, and each Purchaser shall purchase from the Company, severally and not jointly, the number of Shares set forth next to such Purchaser's name on the Schedule of Purchasers attached hereto as EXHIBIT A (the "Schedule of Purchasers") at a purchase price of $ 9.00 per share (subject to proportionate adjustment upon the occurrence of any stock split, stock dividend, reverse stock split or like event that is consummated or becomes effective during the period commencing on the date hereof and ending immediately prior to the Closing).

SECTION 3.   CLOSING AND DELIVERY

         3.1 CLOSING. The closing of the purchase and sale of the Shares to be issued pursuant to this Agreement (the "Closing") shall be held at the offices of Cooley Godward LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California, on January 18, 2000 or on such other date and place as may be agreed to by the Company and the Purchasers.

         3.2 DELIVERY OF THE SHARES. Promptly following the Closing, but in no event later than five days following the Closing, the Company shall deliver to each Purchaser certificates representing the number of shares to be purchased at the Closing by each Purchaser registered in the name of such Purchaser, or in such nominee name(s) as designated by such Purchaser against payment of the purchase price therefore by wire transfer. The Company shall also deliver an executed copy of this Agreement to each Purchaser.

SECTION 4.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.

         Subject to and except as set forth on the Schedule of Exceptions which is arranged in Sections corresponding to the sub-section numbered provisions contained below in this Section and except as described in the SEC Reports (as defined below), the Company hereby represents and warrants to, and covenants with, the Purchasers as of the Closing as follows:

         4.1 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority and all licenses, permits and authorizations to conduct its business as it is currently being conducted and as it is presently proposed to be conducted and to own, lease and operate its properties. True and complete copies of the Restated Certificate of Incorporation and the Bylaws of the Company, as amended to and as in effect on the date hereof, have been delivered to the Investors as certified by the Company's Secretary. The Company is duly qualified and is authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure so to qualify would have a Material Adverse Effect. As used in this Agreement, a "Material Adverse Effect" means (a) a material adverse effect upon the business, operations, properties, assets or condition (financial or otherwise) of the Company or, as the case may be, the Company and any of its subsidiaries, taken as a whole or (b) the impairment of the ability of the Company to perform its obligations under this Agreement or any of the Documents (defined below in Section 4.2).

         4.2 DUE EXECUTION, DELIVERY AND PERFORMANCE OF THE DOCUMENTS. The Company's execution, delivery and performance of this Agreement and the management rights letter attached hereto as Exhibit B (the "Management Rights Letter") and the issuance and sale of the Shares have been duly authorized by all requisite corporate and stockholder action by the Company and its stockholders, respectively. Upon the execution and delivery by the Company, and assuming the valid execution and delivery of this Agreement and the Management Rights Letter (collectively, the "Documents") by each of the Purchasers, the Documents will constitute valid and binding obligations of the Company, enforceable in accordance with each of their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including specific performance, and except as the indemnification provisions contained in Section 9.4 hereof may be legally unenforceable.

         4.3 NO CONFLICTS. The Company's execution, delivery and performance of the Documents will not violate, conflict with, result in a breach of or constitute (upon notice or lapse of time or both) a default under, or result in the creation or imposition of any lien, security interest, mortgage, pledge, charge or other encumbrance, of any material nature, upon any properties or assets of the Company under any (a) law, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, court or arbitrator to which the Company is subject, (b) the Company's Amended and Restated Certificate of Incorporation or Bylaws of the Company or (c) any provision of any material indenture, mortgage, agreement, contract or other material instrument to which the Company is a party or by which the Company or any of its properties or assets is bound as of the date hereof.

         4.4 GOVERNMENTAL CONSENTS. Except for applicable filings with The Nasdaq Stock Market, Inc. (the "Nasdaq Market"), under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no consent, approval, qualification, order or authorization of, or filing with, any local, state, or federal governmental authority is required on the part of the Company in connection with the Company's valid execution, delivery, or performance of the Documents, or the offer, sale or issuance of the Shares by the Company, other than any post-closing filings as may be required under applicable federal or state securities laws, which will be timely filed within the applicable periods therefor.

         4.5 ISSUANCE AND SALE OF THE SHARES. When issued and paid for in accordance with this Agreement, the Shares to be sold hereunder by the Company will be validly issued and outstanding, fully paid and non-assessable.

         4.6  SEC REPORTS.

              (a) Since January 1, 1999, the Company has filed in a timely manner with the Securities and Exchange Commission (the "SEC") all reports ("SEC Reports") required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All of the SEC Reports filed by the Company comply in all material respects with the requirements of the Exchange Act. None of the SEC Reports contains, as of the respective dates thereof, any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. All financial statements contained in the SEC Reports have been prepared in accordance with generally accepted accounting principles consistently applied throughout the period indicated ("GAAP"). Each balance sheet is in accordance with the books and records of the Company and presents fairly in accordance with GAAP the financial position of the Company as of the date of such balance sheet, and each statement of operations, of stockholders' equity and of cash flows is in accordance with the books and records of the Company and presents fairly in accordance with GAAP the results of operations, the stockholders' equity and the cash flows of the Company for the periods then ended.

              (b) The Company has delivered to the Purchasers the following SEC Reports:

                   (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (without exhibits);

                   (ii) the Company's Quarterly Reports on Form 10-Q as filed with the SEC for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 (without exhibits);

                   (iii) the Company's Proxy Statement for the 1999 Annual Meeting of Stockholders.

              (c) No event has occurred since January 1, 1999, requiring the filing of an SEC Report that has not heretofore been filed and furnished to the Purchasers (including, without limitation, any amendment to any such SEC Report).

         4.7 NO MATERIAL CHANGE. As of the date hereof, there has been no event or action that would have a Material Adverse Effect since September 30, 1999, except that the Company continues to incur losses as described in the SEC Reports.

         4.8 CAPITALIZATION. The authorized capital stock of the Company consists of (i) 25,000,000 shares of Common Stock, $.001 par value, of which 11,558,110 such shares were issued and outstanding as of December 31, 1999 and (ii) 5,000,000 shares of preferred stock, $.001 par value, of which no shares are issued and outstanding on the date hereof. As of the date hereof, the Company has no intention, obligation or commitment, fixed or contingent, to issue any shares of such Preferred Stock. Except as contemplated by this Agreement and except for 2,351,146 shares reserved under the 1996 Equity Incentive Plan, the 1996 Non-Employee Directors' Stock Option Plan and the 1996 Employee Stock Purchase Plan as of December 31, 1999, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interests, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire, or prepare and file with the SEC any registration statement to register under the Securities Act of 1933, as amended (the "Securities Act") with respect to, any such shares of capital stock or other equity interests.

         4.9 NASDAQ MARKET. The Company's Common Stock is listed on the Nasdaq Market under the trading symbol "ONXX," and there are no proceedings to revoke or suspend such listing.

         4.10 ABSENCE OF LITIGATION. There is no action, suit, proceeding or investigation pending or, to the Company's best knowledge, that has been filed, commenced or threatened, by or before any governmental agency, court or arbitrator against the Company which might result have either individually or in the aggregate, a Material Adverse Effect (including, without limitation, any such action, suit, proceeding or investigation that questions the validity of this Agreement or the issuance of the Shares thereunder).

         4.11 INTANGIBLE RIGHTS. To the Company's best knowledge, the Company owns or has the right to use pursuant to valid and enforceable licenses, sublicenses, agreements or permissions, all Intangible Rights (as defined below) that are necessary or desirable for the conduct of the business of the Company as it is currently being conducted and as it is presently proposed to be conducted, and no claims adverse to the interests of the Company are pending or, to the best knowledge of the Company, have been threatened or otherwise asserted with respect to the Company's ownership or use of any such Intangible Rights. To the Company's best knowledge, the Company is not infringing any Intangible Right owned or used by any third party nor, to the Company's best knowledge, is any third party infringing any Intangible Right owned or used by the Company. For purposes of this Agreement, the term "Intangible Rights" means (i) all inventions (whether patentable or unpatentable, and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof,
(ii) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrightable works, all copyrights, all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including, without limitation, ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, supplier lists, and business and marketing plans and proposals), (v) all computer software (including, data and related documentation), (vi) all other proprietary rights and (vii) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

         4.12 LEGAL COMPLIANCE. The Company is not in default or violation of its Restated Certificate of Incorporation or Bylaws and has not violated any applicable laws (including, without limitation, all rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) of federal, state, local and foreign governments (and all agencies thereof) in respect of the conduct of its business or the ownership of its properties which default violation would (either individually or in the aggregate) have a Material Adverse Effect. To the knowledge of the Company, there exists no condition, event or act which constitutes, or which after notice, lapse of time or both, would constitute, such a default or violation under any of the foregoing except where such a default is not reasonably expected to have a Material Adverse Effect.

         4.13 CERTAIN AGREEMENTS. All of the collaborative agreements, research and development agreements, licensing agreements and other agreements with corporate partners and governmental or educational entities that have been previously disclosed by the Company in the SEC Reports referred to in paragraph (b) of Section 4.6 hereof are valid and enforceable obligations of the Company and, to the Company's best knowledge, the other parties thereto. Except for breaches and defaults that would not, singly or in the aggregate, have a Material Adverse Effect, the Company is not in breach or default under any such contracts or agreements nor has any event occurred which, with the giving of notice or the passage of time or both, would constitute a breach or default on the Company's part thereunder. To the Company's best knowledge, none of the other parties to such contracts or agreements is in breach or default thereunder nor has any event occurred which, with the giving of notice or the passage of time or both, would constitute a breach or default on such other parties' part that would have a Material Adverse Effect.

         4.14 SECURITIES ACT EXEMPTION. Assuming and relying in part on the truth and accuracy of Purchasers' representations and warranties in Section 5 of this Agreement, the offer, sale and issuance of the Common Stock is exempt from registration under the Securities Act.

         4.15 BROKERS. Neither the Company nor any of the officers, directors, employees or stockholders of the Company has employed any broker or finder in connection with the transaction contemplated by this Agreement.

         4.16 NO PREEMPTIVE RIGHTS. There exist no statutory preemptive, or other similar rights to purchase securities of the Company.

SECTION 5.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER.

         Each Purchaser, severally and not jointly, represents and warrants to and covenants with the Company that:

         5.1  AUTHORITY, APPROVAL AND ENFORCEABILITY.

              (a) Purchaser has full power and authority to execute, deliver and perform its obligations under this Agreement and all agreements, instruments and documents contemplated hereby, and all action of Purchaser necessary for such execution, delivery and performance has been duly taken.

              (b) Purchaser's execution, delivery and performance of this Agreement have been duly authorized by all requisite action by Purchaser, respectively. Upon the execution and delivery by Purchaser, and assuming the valid execution and delivery of this Agreement by each of the Purchaser and the Company, this Agreement will constitute a valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including specific performance, and except to the extent that the enforceability of the indemnification provisions of Section 9.4 may be legally unenforceable.

         5.2 INVESTMENT REPRESENTATIONS. Purchaser understands that the Shares have not been registered under the Securities Act. Purchaser also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in the Agreement. Purchaser hereby represents and warrants as follows:

              (a) Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Purchaser must bear the economic risk of this investment indefinitely unless the Shares are registered pursuant to the Securities Act, or an exemption from registration is available. Purchaser understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow Purchaser to transfer all or any portion of the Shares under the circumstances, in the amounts or at the times Purchaser might propose.

              (b) Purchaser has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions.

              (c) The Purchaser agrees that it will not sell, pledge, assign, transfer, otherwise dispose of or reduce their risk with respect to (collectively, "Transfer") any of the Shares unless the Transfer will be made pursuant to an exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act and pursuant to an exemption from any applicable state securities laws or an effective registration or other qualification under any applicable state securities laws. The Purchaser understands that exemptions from such registration requirements are limited. The Company is under no obligation to register the Shares except as provided in Section 9.

              (d) The Purchaser acknowledges and agrees that the Shares are subject to certain restrictions as to resale under the federal and state securities laws. The Purchaser agrees and understands that stop transfer instructions will be given to the transfer agent for the Shares and each share certificate, and each certificate delivered on transfer of or in substitution for any such certificate, shall have affixed a legend in substantially the following form:

                   "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered, sold or otherwise transferred, assigned, pledged or hypothecated unless and until registered under the act or unless the Company has received an opinion of counsel satisfactory to the Company and its counsel that such registration is not required.

              (e) Purchaser is acquiring the Shares for Purchaser's own account for investment only, and not with a view towards their distribution.

              (f) Purchaser represents that by reason of its, or of its management's, business or financial experience, Purchaser has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement. Further, Purchaser is aware of no publication of any advertisement in connection with the transactions contemplated in the Agreement.

              (g) Purchaser represents that it is an accredited investor within the meaning of Regulation D under the Securities Act.

              (h) Purchaser has received the SEC Reports listed in Section 4.6(b) and has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Purchaser has also had the opportunity to ask questions of and receive answers from, the Company and its management regarding the terms and conditions of this investment.

SECTION 6. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and each Purchaser herein shall survive the execution of this Agreement and the issuance and sale to the Purchasers of the Shares and shall terminate upon the subsequent transfer of the Shares pursuant to Sections 5 or 9.

SECTION 7. CONDITIONS TO COMPANY'S OBLIGATIONS AT THE CLOSING. The Company's obligation to complete the sale and issuance of the Shares at Closing shall be subject to the following conditions to the extent not waived by the Company:

         7.1 REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by each Purchaser in Section 5 hereof shall be true and correct when made, and shall be true and correct on the Closing Date.

         7.2 COVENANTS PERFORMED. All covenants, agreements and conditions contained in any Documents to be performed by the Purchasers on or prior to the Closing Date shall have been performed or complied with in all material respects.

         7.3 QUALIFICATIONS. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are binding upon any of the Purchasers and that are required in connection with the lawful sale and issuance of the Shares at such Closing pursuant to this Agreement shall have been duly obtained and shall be effective on and as of the date of such Closing. No stop order or other order enjoining the sale of the Shares shall have been issued and no proceedings for such purpose shall be pending or, to the knowledge of the Company, threatened by the SEC or any commissioner of corporations or similar officer of any state having jurisdiction over this transaction.

         7.4 LEGAL INVESTMENT. At the time of such Closing, the sale and issuance of the Shares to be purchased and sold at such Closing shall be legally permitted by all laws and regulations to which the Purchaser and the Company are subject.

SECTION 8. CONDITIONS TO PURCHASERS' OBLIGATIONS AT THE CLOSING. Each Purchaser's obligation to purchase the Shares at the Closing thereby shall be subject to the following conditions to the extent not waived by the
Purchasers:

         8.1 REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by the Company in Section 4 hereof shall be true and correct when made, and shall be true and correct as of the Closing Date.

         8.2 LEGAL OPINION. Purchasers shall have received from Cooley Godward LLP, counsel to the Company, an opinion letter addressed to the Purchasers, dated as of the Closing Date, in the form attached hereto as EXHIBIT B.

         8.3 COVENANTS PERFORMED. All covenants, agreements and conditions contained herein to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.

         8.4 QUALIFICATIONS. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are binding upon the Company and that are required in connection with the lawful sale and issuance of the Shares at such Closing pursuant to this Agreement shall have been duly obtained and shall be effective on and as of the Closing Date. No stop order or other order enjoining the sale of the Shares shall have been issued and no proceedings for such purpose shall be pending or, to the knowledge of the Company, threatened by the SEC, or any commissioner of corporations or similar officer of any state having jurisdiction over this transaction.

         8.5 LEGAL INVESTMENT. At the time of the Closing, the sale and issuance of the Shares shall be legally permitted by all laws and regulations to which the Purchaser and the Company are subject.

         8.6 COMPLIANCE CERTIFICATE. The Company shall have delivered to Purchasers, a Compliance Certificate, executed by the Chief Executive Officer of the Company, dated the Closing Date, to the effect that the conditions, specified in Sections 8.1, 8.3 and 8.4 have been satisfied.

SECTION 9.   REGISTRATION OF THE SHARES; COMPLIANCE WITH THE SECURITIES ACT.

         9.1 DEFINITIONS. As used in this Section 9 the following terms shall have the following respective meanings:

              (a) "Holders" shall mean the holders of Registrable Securities (as defined therein) pursuant to the Amended and Restated Information and Registration Rights Agreement dated May 16, 1994, between the Company and the Investors (as defined therein), as amended (the "Registration Agreement"), who continue to have registration rights pursuant to the Registration Agreement.

              (b) "Registrable Shares" shall mean (i) the Shares issued pursuant to this Agreement and (ii) any other shares of Common Stock issued in respect to the Shares (because of stock splits, stock dividends, reclassifications, recapitalizations, or similar events);

              (c) "Registration Statement" shall mean any registration statement and shall include any preliminary prospectus, final prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 9.2 and Section 9.3; and

              (d) "Untrue Statement" shall include any untrue statement or alleged untrue statement, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         9.2 REGISTRATION PROCEDURES AND EXPENSES. The Company is obligated to do the following:

         The Company shall, within 90 days immediately following the Closing Date, such actual date being referred to as the "Registration Date":

              (a) prepare and file with the SEC a registration statement on Form S-3 in order to register with the SEC under the Securities Act a sale by the Purchasers on a delayed or continuous basis pursuant to Rule 415 under the Securities Act any or all of the Registrable Shares through the automated quotation system of the Nasdaq National Market System or the facilities of any national securities exchange on which the Company's Common Stock is then traded, or in privately-negotiated transactions (a "Registration Statement") (notwithstanding anything to the contrary expressed or implied herein, if a registration statement on Form S-3, or any substitute form, is not then available for registration of the Registrable Shares, the Company shall be obligated instead to prepare and file with the SEC a registration statement on Form S-1 in order to register the Registrable Shares under the Securities Act and such registration statement will be a "Registration Statement" for the purposes of this Agreement);

              (b) use its best efforts, subject to receipt of necessary information from the Purchasers, to cause such Registration Statement to become effective as promptly after the Registration Date as practicable, but no later than 60 days after the Registration Date (the "Effective Date") and take all other reasonable actions necessary under any federal law or regulation to permit all Registrable Shares to be sold or otherwise disposed of;

              (c) promptly notify each Purchaser, at any time when a prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in or relating to such Registration Statement contains an untrue statement of a material fact or omits to state any fact necessary to make the statements therein not misleading;

              (d) promptly prepare and file with the SEC, and deliver to each Purchaser, such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until termination of such obligation as provided in Section 9.9 below;

              (e) furnish to each Purchaser such number of copies of prospectuses in conformity with the requirements of the Securities Act, in order to facilitate the public sale or other disposition of all or any of the Registrable Shares by the Purchasers;

              (f) no later than the Registration Date, file such documents as may be required of the Company for normal state securities law clearance for the resale of the Registrable Shares in which states of the United States as may be reasonably requested by each Purchaser provided, however, that the Company shall not be required in connection with this paragraph (f) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction;

              (g) no later than the Registration Date, use its best efforts to cause all Registrable Shares to be listed on each securities exchange, if any, on which equity securities by the Company are then listed;

              (h)  bear all expenses in connection with the procedures in
Section 9.2 and in Section 9.3, other than (i) fees and expenses, if any, of counsel or other advisers to the Purchasers, and (ii) any expenses relating to the sale of the Registrable Shares by the Purchasers, including broker's commission, discounts or fees and transfer taxes; and

              (i) in addition to any other remedies at law or in equity and not in limitation thereof, the Company shall pay the Purchasers an aggregate of $100,000 for each 30 days (or fraction thereof) after the Effective Date that such Registration Statement together with any applicable Nasdaq Market and state securities law filings are not effective to permit the lawful public resale of all the Registrable Shares.

         9.3 PIGGYBACK REGISTRATIONS. The Company shall notify the Purchasers in writing at least twenty (20) days prior to the filing of any registration statement under the Securities Act for purposes of a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to employee benefit plans or with respect to corporate reorganizations or other transactions under Rule 145 of the Securities Act) and will afford each Purchaser an opportunity to include in such registration statement all or part of such Registrable Shares held by such Purchaser, including the Registrable shares previously registered pursuant to Section 9.2 which have not been sold by the Purchaser. Each Purchaser desiring to include in any such registration statement all or any part of the Registrable Shares held by it shall, within twenty (20) days after the above-described notice from the Company, so notify the Company in writing. Such notice shall state the intended method of disposition of the Registrable Shares by such Purchaser. If a Purchaser decides not to include all of its Registrable Shares in any registration statement thereafter filed by the Company, such Purchaser shall nevertheless continue to have the right to include any Registrable Shares in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

              (a) UNDERWRITING. If the registration statement under which the Company gives notice under this Section 9.3 is for an underwritten offering, the Company shall so advise the Purchasers. In such event, the right of any such Purchaser to be included in a registration pursuant to this
Section 9.3 shall be conditioned upon such Purchaser participation in such underwriting and the inclusion of such Purchaser Registrable Shares in the underwriting to the extent provided herein. All Purchasers proposing to distribute their Registrable Shares through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of the Agreement, if the underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the underwriting shall be allocated, first, to the Company; second, to the Holders on a PRO RATA basis based on the total number of Registrable Securities (as defined in the Registration Agreement) held by the Holders; third, to the Purchasers on a PRO RATA basis based on the total number of Registrable Shares held by the Purchasers; and fourth, any shareholder of the Company (other than a Holder or a Purchaser) on a PRO RATA basis. If any Purchaser disapproves of the terms of any such underwriting, such Purchaser may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Shares excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Purchaser which is a partnership, corporation or limited liability company, the partners, retired partners, shareholders, members or retired members of such Purchaser, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing person shall be deemed to be a single "Purchaser", and any PRO RATA reduction with respect to such "Purchaser" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Purchaser," as defined in this sentence.

              (b) RIGHT TO TERMINATE REGISTRATION. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 9.3 prior to the effectiveness of such registration whether or not any Purchaser has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 9.2(h) hereof.

         9.4  INDEMNIFICATION

              (a) The Company agrees to indemnify and hold harmless each Purchaser and underwriter (and each person, if any, who controls the Purchaser within the meaning of Section 15 of the Securities Act) from and against any losses, claims, damages or liabilities to which such Purchaser (or such underwriter or controlling person) may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any Untrue Statement contained in the Registration Statement on the Effective Date thereof, or arise out of any failure by the Company to fulfill any undertaking included in the Registration Statement and the Company will reimburse such Purchaser (or such underwriter or controlling person) for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; PROVIDED, HOWEVER, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an Untrue Statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement, or the failure of such Purchaser to comply with the covenants and agreements contained in Section 9.5 hereof respecting the sale of the Registrable Shares or any statement or omission in any prospectus that is corrected in any subsequent prospectus that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser.

              (b) Each Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Company and underwriter (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such underwriter, officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any failure to comply with the covenants and agreements contained in Section 9.5 hereof respecting sale of the Registrable Shares, or any Untrue Statement contained in the Registration Statement on the Effective Date thereof if such Untrue Statement was made in reliance upon and in conformity with written information furnished by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement, and such Purchaser will reimburse the Company (or such underwriter, officer, director or controlling person), as the case may be, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; PROVIDED that in no event shall any indemnity by a Purchaser under this
Section 9.4 exceed the net proceeds received by such Purchaser from the sale of the Registrable Shares covered by such Registration Statement.

              (c) Promptly after receipt by any indemnified person of a written notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this
Section 9.4, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and such indemnifying person shall have been notified thereof, such indemnifying person shall be entitled to participate therein, and, to the extent it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; PROVIDED, HOWEVER, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; PROVIDED, HOWEVER, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel for all indemnified parties; PROVIDED, HOWEVER, that no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

              (d) If the indemnification provided for in this Section 9.4 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; PROVIDED, that in no event shall any contribution by a Purchaser hereunder exceed the net proceeds received by such Purchaser from the sale of the Shares covered by the Registration Statement.

              (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

         9.5 TRANSFER OF SHARES AFTER REGISTRATION; NOTICE. The Purchaser hereby covenants with the Company not to make any sale of the Registrable Shares after registration without effectively causing the prospectus delivery requirement under the Securities Act to be satisfied. The Purchaser acknowledges that there may be times when the Company must suspend the use of the prospectus forming a part of the Registration Statement until such time as an amendment to the Registration Statement has been filed by the Company and declared effective by the SEC, or until such time as the Company has filed an appropriate report with the SEC pursuant to the Exchange Act. The Purchaser hereby covenants that it will not sell any Shares pursuant to said prospectus during the period commencing at the time at which the Company gives the Purchaser written notice of the suspension of the use of said prospectus and ending at the time the Company gives the Purchaser notice that the Purchaser may thereafter effect sales pursuant to said prospectus. The foregoing provisions of this Section 9.5 shall in no manner diminish or otherwise impair the Company's obligations under Section 9.2 and Section 9.3 hereof.

         9.6  REPORTING REQUIREMENTS.

              (a)  The Company agrees to use its best efforts to:

                   (i) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

                   (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Securities Exchange Act of 1934; and

                   (iii) so long as any of the Purchasers own Registrable Shares, to furnish to the Purchasers forthwith upon request (1) a written statement by the Company as to whether it complies with the reporting requirements of said Rule 144, the Securities Act and Securities Exchange Act of 1934, or whether it qualifies as a registrant whose securities may be resold pursuant to SEC Form S-3, (2) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (3) such other information as may be reasonably requested in availing the Purchasers of any rule or regulation of the SEC that would permit the selling of the Registrable Shares without registration.

         9.7 INFORMATION RIGHTS. So long as each Purchaser continues to own at least ten (10%) of its Registrable Shares, the Company shall provide each such Purchaser a copy of all SEC Reports promptly after filing such SEC Report with the SEC.

         9.8 TERMINATION OF OBLIGATIONS. The obligations of the Company pursuant to Sections 9.2 through 9.6 hereof shall cease and terminate upon the earlier to occur of (i) such time as all of the Registrable Shares have been resold or (ii) such time as all of the Registrable Shares may be sold during any 90 day period pursuant to Rule 144, including Rule 144 (k), without being restricted by the volume limitations of Rule 144(e).

         9.9 ASSIGNABILITY OF REGISTRATION RIGHTS. The registration rights set forth in this Section 9 are not assignable other than to an affiliate of a Purchaser or, if the Purchaser is a partnership or limited liability company, limited partner or a member of a Purchaser; PROVIDED, HOWEVER, that the Purchaser shall only have the right to require the Company to amend the Registration Statement twice for such assignments.

SECTION 10. BROKER'S FEE. The Company and each Purchaser (severally and not jointly) shall indemnify each other for any broker's, finder's or agent's fees for which they are responsible.

SECTION 11. NOTICES. All notices, requests, consents and other communications hereunder shall be in writing, shall be sent by confirmed facsimile or mailed by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, and shall be deemed given when so sent and addressed as follows:

          (a)  if to the Company, to:

                     ONYX Pharmaceuticals, Inc.
                     3031 Research Drive
                     Richmond, California 94806
                     Attention: Hollings C. Renton

                with a copy mailed to:

                     Cooley Godward LLP
                     Five Palo Alto Square
                     3000 El Camino Real
                     Palo Alto, California 94306
                     Attention:  Robert L. Jones, Esq.

or to such other person at such other place as the Company shall designate to the Purchasers in writing; and

         (b) if to the Purchasers, at the address as set forth at the end of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

SECTION 12.  MISCELLANEOUS.

         12.1 WAIVERS AND AMENDMENTS. Neither this Agreement nor any provision hereof may be changed, waived, discharged, terminated, modified or amended except upon the written consent of the Company and holders of at least 662/3% of the Shares.

         12.2 HEADINGS. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

         12.3 SEVERABILITY. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

         12.4 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware as applied to contracts entered into and performed entirely in Delaware by Delaware residents, without regard to conflicts of law principles.

         12.5 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

         12.6 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. The Company shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation unless the proposed surviving corporation shall, prior to such merger, consolidation or reorganization, agree in writing to assume the obligations of the Company under this Agreement; PROVIDED, HOWEVER, that the provisions of this Section 12.6 shall not apply in the event of any merger, consolidation or reorganization in which the Company is not the surviving corporation if all Purchasers are entitled to receive in exchange for their Registrable Shares consideration consisting solely of (i) cash, or (ii) securities of the acquiring corporation which may be immediately sold to the public without registration under the Securities Act.

         12.7 EXPENSES. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. The Company shall, at the Closing, reimburse the reasonable fees of and expenses of one special counsel for the Purchasers, and shall reimburse such special counsel for reasonable expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement.

         12.8 ENTIRE AGREEMENT. This Agreement, the Non-Disclosure Agreements dated August 23, 1999 and October 8, 1999, the Management Rights Letter and other documents delivered pursuant hereto, including the exhibits, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

         12.9 PUBLICITY. No party shall issue any press releases or otherwise make any public statement with respect to the transactions contemplated by this Agreement without the prior written consent of the other parties, except as may be required by applicable law or regulations, in which case such party shall provide the other parties with reasonable notice of such publicity and/or opportunity to review such disclosure.

         12.10 WAIVER OF CONFLICTS. Each party to this Agreement acknowledges that legal counsel for the Company, Cooley Godward LLP ("Cooley Godward"), has in the past and may continue in the future to perform legal services for one or more of the Purchasers or their affiliates in matters unrelated to the transactions contemplated by this Agreement, including, but not limited to, the representation of the Purchasers in matters of a similar nature to the transactions contemplated herein. Each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledges that with respect to the transactions contemplated herein, Cooley Godward has represented the Company and not any individual Purchaser or any individual shareholder, director or employee of the Company; and (c) gives its informed consent to Cooley Godward's representation of the Company in the transactions contemplated by this Agreement and Cooley Godward's representation of one or more of the Purchasers or their affiliates in matters unrelated to such transactions.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

COMPANY:                                 PURCHASERS:

ONYX PHARMACEUTICALS, INC.               ALTA BIOPHARMA PARTNERS, L.P.
                                         By: Alta BioPharma Management, LLC


By: /s/ Hollings C. Renton               By: /s/ Eileen McCarthy
    -------------------------------          -------------------------------
Name: Hollings C. Renton                 Name: Eileen McCarthy
      -----------------------------            -----------------------------
Title: President & CEO                   Title: Member
       ----------------------------             ----------------------------

Address:  3031 Research Drive            Address:  One Embarcadero Center,
          Richmond, CA 94806                       Ste. 4050
                                                   San Francisco, CA  94111



                                         ALTA EMBARCADERO BIOPHARMA
                                         PARTNERS, LLC


                                         By: /s/ Eileen McCarthy
                                             -------------------------------

                                         Name: /s/ Eileen McCarthy
                                               -----------------------------

                                         Title:  Member
                                                ----------------------------

                                         Address:  One Embarcadero Center,
                                                   Ste. 4050
                                                   San Francisco, CA  94111



                                         ONYX CHASE PARTNERS (ALTA BIO), LLC
                                         By:  Alta/Chase BioPharma Management,
                                              LLC


                                         By: /s/ Eileen McCarthy
                                             -------------------------------

                                         Name: Eileen McCarthy
                                               -----------------------------

                                         Title:  Member
                                                ----------------------------

                                         Address:  One Embarcadero Center,
                                                   Ste. 4050
                                                   San Francisco, CA  94111

                                         DOMAIN PARTNERS IV, L.P.
                                         By:  One Palmer Square Associates IV,
                                              L.L.C.
                                                  Its General Partner


                                         By: /s/ Kathleen K. Shoemaker
                                             -------------------------------
                                                  Kathleen K. Shoemaker
                                                  Managing Member

                                         Address:  One Palmer Square
                                                   Princeton, NJ  08542



                                         DP IV ASSOCIATES, L.P.

                                         By:  One Palmer Square Associates IV,
                                              L.L.C.
                                                  Its General Partner


                                         By:  Kathleen K. Shoemaker
                                             -------------------------------
                                                  Kathleen K. Shoemaker
                                                  Managing Member

                                         Address:  One Palmer Square
                                                   Princeton, NJ  08542



                                         INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                         By: /s/ Jeremy Curnock Cook
                                             -------------------------------

                                         Name: Jeremy Curnock Cook
                                               -----------------------------

                                         Title:  Director
                                                ----------------------------

                                         Address:  Five Arrows House
                                                   St. Swithin's Lane
                                                   London EC4N 8 NR
                                                   England

                                    EXHIBIT A

                              SCHEDULE OF PURCHASES

          NAME                                      SHARES           PURCHASE PRICE
Alta BioPharma Partners, L.P.                       690,651             $6,215,859
Alta Embarcadero BioPharma, LLC                      26,032                234,288
ONYX Chase Partners (Alta Bio), LLC                 394,428              3,549,852
International Biotechnology Trust plc               222,222              1,999,998
Domain Partners IV, L.P.                            651,065              5,859,585
DP IV Associates, L.P.                               15,602                140,418
                                                 -----------          --------------
         Total                                    2,000,000            $18,000,000

                                    EXHIBIT B

                   ALTA BIOPHARMA PARTNERS LIMITED PARTNERSHIP
       MANAGEMENT RIGHTS, INVESTMENTS IN CERTAIN COUNTRIES, IDEMNIFICATION
                           AND SUPERFUND REQUIREMENTS

                                MANAGEMENT RIGHTS

     The Investor, Alta BioPharma Partners, L.P., requires the following contractual management rights, in addition to rights to public financial information, inspection rights, and other rights specifically provided to all investors:

1. Investor shall be entitled to consult with and advise management of the Company on significant business issues, including management's proposed annual operating plans, and management will meet with Investor regularly during each year at the Company's facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.

2. Investor may examine the books and records of the Company and inspect its facilities and may request information at reasonable times and intervals concerning the general status of the Company's financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided.

3 If Investor is not represented on the Company's Board of Directors, the Company shall invite a representative of the Investor to attend all meetings of its Board of Directors in a nonvoting observer capacity, and in this respect shall give such representative copies of all notices, minutes, consents and other material that it provides to its directors; provided, however, that the Company reserves the right to exclude such representative from access to any material or meeting or portion thereof if the company believes upon advice of counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information or for other similar reasons. Such representative may participate in discussions of matters brought to the Board.

    Investor agrees, and any representative of the Investor will agree, to hold in confidence and trust and not use or disclose any confidential information provided to or learned by it in connection with its rights.

    The rights described herein are nonassignable.

    The rights described above shall terminate upon the first date that Investor holds less than fifty percent (50%) of the shares of Common Stock (adjusted for stock splits, stock dividends, recapitalizations, and the like) that Investor originally purchased from Company.

    The investor, Alta BioPharma Partners, L.P., requires that the Company be in compliance with the terms of the Investments Relating To Certain Countries, the Indemnification of Alta BioPharma Partners, L.P. and the Indemnified Parties, and the SuperFund requirements of CERCLA (Comprehensive Environmental Response Compensation and Liability Act):

                INVESTMENTS RELATING TO CERTAIN FOREIGN COUNTRIES

    The Company has not participated and is not participating in, an anti-Israeli boycott within the scope of chapter 7 of Part 2 of Division 4 of Title 2 of the California Government Code as in effect from time to time.

                                 INDEMNIFICATION

    The Company will use its reasonable efforts to limit the liability, to the fullest extent permissible under the governing law of such company's state of incorporation, of any director representing Alta BioPharma Partners, L.P. and each of his or her affiliated parties.

                                     CERCLA
                             SUPERFUND REQUIREMENTS

1. The Company, the operations of its business, and any real property that the Company owns, leases, or otherwise occupies or uses (the "Premises") are in material compliance with all applicable Environmental Laws (as defined below) and orders or directives of any governmental authorities having jurisdiction under such Environmental Laws including, without limitation, any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of Hazardous Substances.

2. The Company has not received any citation, directive, letter or other communication, written or oral, or any notice of any proceedings, claims or lawsuits, from any person, entity or governmental authority arising out of the ownership or occupation of the Premises, or the conduct of its operations, nor is it aware of any basis thereof.

3. The Company has obtained and is maintaining in full force and effect all necessary permits, licenses and approvals required by any Environmental Laws applicable to the Premises and the business operations conducted thereon (including operations conducted by tenants on the Premises) and is in compliance with all such permits, licenses and approvals.

4. The Company has not caused, or allowed a material release, or a threat of material release, of any Hazardous Substance unto, nor to the best of the Company's knowledge has the Premises or any property at or near the Premises ever been subject to a material release, or a threat of a material release, of any Hazardous Substance.

The term, "Environmental Laws" shall mean any federal, state or local law, ordinance or regulation pertaining to the protection of human health or the environment including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601, et seq., Emergency Planning and Community Right-to-Know Act, 42

U.S.C. Sections 11001, et seq., and the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901, et seq.

     The term, "Hazardous Substance" includes oil and petroleum products, asbestos, polychlorinated biphenyls and urea formaldehyde, and any other materials classified as hazardous or toxic under any Environmental Laws.

     I ACKNOWLEDGE AND AGREE TO THE TERMS OF THIS DOCUMENT IN REGARDS TO THE ALTA BIOPHARMA PARTNERS L.P. MANAGEMENT RIGHTS, INVESTMENTS RELATING TO CERTAIN FOREIGN COUNTRIES, INDEMNIFICATION AND THE CERCLA REQUIREMENTS.




DATE:                                  By:
      ---------------------                ----------------------------------

                                       Title:
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                                    EXHIBIT C

                   ALTA BIOPHARMA PARTNERS LIMITED PARTNERSHIP
       MANAGEMENT RIGHTS, INVESTMENTS IN CERTAIN COUNTRIES, IDEMNIFICATION
                           AND SUPERFUND REQUIREMENTS

                                MANAGEMENT RIGHTS

     The Investor, Alta BioPharma Partners, L.P., requires the following contractual management rights, in addition to rights to public financial information, inspection rights, and other rights specifically provided to all investors:

1. Investor shall be entitled to consult with and advise management of the Company on significant business issues, including management's proposed annual operating plans, and management will meet with Investor regularly during each year at the Company's facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.

2. Investor may examine the books and records of the Company and inspect its facilities and may request information at reasonable times and intervals concerning the general status of the Company's financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided.

3 If Investor is not represented on the Company's Board of Directors, the Company shall invite a representative of the Investor to attend all meetings of its Board of Directors in a nonvoting observer capacity, and in this respect shall give such representative copies of all notices, minutes, consents and other material that it provides to its directors; provided, however, that the Company reserves the right to exclude such representative from access to any material or meeting or portion thereof if the company believes upon advice of counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information or for other similar reasons. Such representative may participate in discussions of matters brought to the Board.

    Investor agrees, and any representative of the Investor will agree, to hold in confidence and trust and not use or disclose any confidential information provided to or learned by it in connection with its rights.

    The rights described herein are nonassignable.

    The rights described above shall terminate upon the first date that Investor holds less than fifty percent (50%) of the shares of Common Stock (adjusted for stock splits, stock dividends, recapitalizations, and the like) that Investor originally purchased from Company.

    The investor, Alta BioPharma Partners, L.P., requires that the Company be in compliance with the terms of the Investments Relating To Certain Countries, the Indemnification of Alta BioPharma Partners, L.P. and the Indemnified Parties, and the SuperFund requirements of
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    CERCLA (Comprehensive Environmental Response Compensation and Liability
    Act):

                INVESTMENTS RELATING TO CERTAIN FOREIGN COUNTRIES

    The Company has not participated and is not participating in, an anti-Israeli boycott within the scope of chapter 7 of Part 2 of Division 4 of Title 2 of the California Government Code as in effect from time to time.

                                 INDEMNIFICATION

    The Company will use its reasonable efforts to limit the liability, to the fullest extent permissible under the governing law of such company's state of incorporation, of any director representing Alta BioPharma Partners, L.P. and each of his or her affiliated parties.

                                     CERCLA
                             SUPERFUND REQUIREMENTS

1. The Company, the operations of its business, and any real property that the Company owns, leases, or otherwise occupies or uses (the "Premises") are in material compliance with all applicable Environmental Laws (as defined below) and orders or directives of any governmental authorities having jurisdiction under such Environmental Laws including, without limitation, any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of Hazardous Substances.

2. The Company has not received any citation, directive, letter or other communication, written or oral, or any notice of any proceedings, claims or lawsuits, from any person, entity or governmental authority arising out of the ownership or occupation of the Premises, or the conduct of its operations, nor is it aware of any basis thereof.

3. The Company has obtained and is maintaining in full force and effect all necessary permits, licenses and approvals required by any Environmental Laws applicable to the Premises and the business operations conducted thereon (including operations conducted by tenants on the Premises) and is in compliance with all such permits, licenses and approvals.

4. The Company has not caused, or allowed a material release, or a threat of material release, of any Hazardous Substance unto, nor to the best of the Company's knowledge has the Premises or any property at or near the Premises ever been subject to a material release, or a threat of a material release, of any Hazardous Substance.

The term, "Environmental Laws" shall mean any federal, state or local law, ordinance or regulation pertaining to the protection of human health or the environment including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601, et seq., Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Sections 11001, et seq., and the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901, et seq.

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     The term, "Hazardous Substance" includes oil and petroleum products, asbestos, polychlorinated biphenyls and urea formaldehyde, and any other materials classified as hazardous or toxic under any Environmental Laws.

     I ACKNOWLEDGE AND AGREE TO THE TERMS OF THIS DOCUMENT IN REGARDS TO THE ALTA BIOPHARMA PARTNERS L.P. MANAGEMENT RIGHTS, INVESTMENTS RELATING TO CERTAIN FOREIGN COUNTRIES, INDEMNIFICATION AND THE CERCLA REQUIREMENTS.



DATE:  January 19, 2000                By: /s/ Hollings C. Renton
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                                       Title:  President & CEO
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